Results of Meeting of Shareholders

AXP EXTRA INCOME FUND

REGULAR MEETING OF SHAREHOLDERS HELD ON NOVEMBER 13, 2002

(UNAUDITED)

A brief description of each proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each proposal is set forth below.

Proposal 1

To elect the thirteen nominees specified below as Board members*.

                       Shares Voted "For"   Shares Withholding Authority to Vote
Arne H. Carlson         626,142,406.435                23,254,092.423
Philip J. Carroll, Jr.  628,109,031.991                21,287,466.867
Livio D. DeSimone       627,847,490.733                21,549,008.125
Barbara H. Fraser       628,082,610.599                21,313,888.259
Ira D. Hall             627,744,405.905                21,652,092.953
Heinz F. Hutter         627,429,174.340                21,967,324.518
Anne P. Jones           627,542,664.035                21,853,834.823
Stephen R. Lewis, Jr.   628,824,948.565                20,571,550.293
Alan G. Quasha          628,218,748.553                21,177,750.305
Stephen W. Roszell      628,744,507.463                20,651,991.395
Alan K. Simpson         625,987,224.680                23,409,274.178
Alison Taunton-Rigby    628,361,887.747                21,034,611.111
William F. Truscott     628,780,072.245                20,616,426.613
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Proposal 2

To Amend the Articles of Incorporation/Declaration of Trust*:

2(a). To allow one vote/dollar instead of one vote/share.

  Shares Voted "For"   Shares Voted "Against"   Abstentions     Broker Non-Votes
   527,494,939.654         52,848,116.487      19,225,123.717    49,828,319.000

2(b). To change the name of the corporation.

  Shares Voted "For"   Shares Voted "Against"   Abstentions     Broker Non-Votes
   581,515,467.769         45,210,119.096      22,670,911.993        0.000

* Denotes Registrant-wide proposals and voting results.